Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings
Net income	$85,303	$66,101	$63,912	$56,742	$45,874
Fixed charges	37,755	47,020	46,633	41,836	37,899
Adjusted earnings	$123,058	$113,121	$110,545	$98,578	$83,773

Fixed charges
Interest expense	$37,755	$47,020	$46,633	$41,836	$37,899
Ratio of earnings to fixed charges	3.3x	2.4x	2.4x	2.4x	2.2x